SYSTÈMES GEOSTAT INTERNATIONAL INC.

CONSENT OF GEOSTAT SYSTEMS INTERNATIONAL INC.

CLAUDE DUPLESSIS P.Eng. QP

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers du Quebec
U.S. Securities and Exchange Commission
Toronto Stock Exchange
American Stock Exchange

Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Claude Duplessis, Eng., do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for the preparation of the ***Technical Report Resource modeling & estimation of the Joanna(Hosco) Gold deposit*** prepared for **Aurizon Mines Ltd.** dated March 28, 2007 (the "Technical Report").

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated March 28, 2007 (the "News Release") and in the Annual Information Form of Aurizon Mines Ltd. dated April 2, 2007 ("AIF"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and AIF and that they fairly and accurately represent the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release or AIF contain any misrepresentation of the information contained in the Technical Report.

Signed at Blainville, Quebec this 10 day of May, 2007

Claude Duplessis, Eng.

10 boul. De la Seigneurie Est, Suite 203
Blainville, (Québec) Canada J7C 3V5
Tél.: (450) 433-1050 - Fax: (450) 433-1048
Toll free: (800) 474-6561
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